SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0000001 par value per share

(Title of Class of Securities)

30712L 307**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 30712L 307 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “DUO.” Each ADS represents 5,625 Class A ordinary shares of the issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30712L 307**	13G/A	Page 2 of 6 Pages

1	Name of Reporting Person FANGDD DECENT INTERNATIONAL LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
102,099,393 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power
102,099,393 (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 102,099,393 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.3% (2)
12	Type of Reporting Person CO

(1)	Represents (i) 18 Class A ordinary shares and (ii) 18,151 ADSs, representing 102,099,375 Class A ordinary shares, held by FANGDD DECENT INTERNATIONAL LTD.

(2)	Calculated based on the number in Row 9 above divided by 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares and Class C ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 307**	13G/A	Page 3 of 6 Pages

1	Name of Reporting Person Liqing Zeng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
138,690,018 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power
138,690,018 (3)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 138,690,018 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.4% (4)
12	Type of Reporting Person IN

(3)	Represents (i) 18 Class A ordinary shares and 18,151 ADSs, representing 102,099,375 Class A ordinary shares, held by FANGDD DECENT INTERNATIONAL LTD., and (ii) 6,505 ADSs, representing 36,590,625 Class A ordinary shares, held by an affiliate of FANGDD DECENT INTERNATIONAL LTD. ultimately controlled by Mr. Liqing Zeng. FANGDD DECENT INTERNATIONAL LTD. is controlled by Best Vision International Ltd. Best Vision International Ltd. is controlled by Best Vision Trust, managed by Cantrust (Far East) Limited as the trustee. Mr. Liqing Zeng is the settlor of Best Vision Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by FANGDD DECENT INTERNATIONAL LTD.

(4)	Calculated based on the number in Row 9 above divided by 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares and Class C ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 30712L 307**	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: Fangdd Network Group Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518067, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) FANGDD DECENT INTERNATIONAL LTD., and (ii) Liqing Zeng (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

(i) FANGDD DECENT INTERNATIONAL LTD.

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(ii) Liqing Zeng

Flat A 32/F, Luna Sky, Cullinan 1,1 Austin Road West, Tsim Sha Tsui Kowloon, Hong Kong

Item 2(c)	Citizenship: (i) FANGDD DECENT INTERNATIONAL LTD. - British Virgin Islands (ii) Liqing Zeng – Hong Kong

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0000001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

30712L 307

This CUSIP number applies to the American depositary shares of the Issuer, each representing 5,625 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 30712L 307**	13G/A	Page 5 of 6 Pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
FANGDD DECENT INTERNATIONAL LTD.	102,099,393	0.3%	0.1%	102,099,393	0	102,099,393	0
Liqing Zeng	138,690,018	0.4%	0.1%	138,690,018	0	138,690,018	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares and Class C ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof, each of the following reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities:

●         FANGDD DECENT INTERNATIONAL LTD.

●         Liqing Zeng

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 30712L 307**	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

FANGDD DECENT INTERNATIONAL LTD.

By:	/s/ Liqing Zeng
Name:	Liqing Zeng
Title:	Authorized Signatory

Liqing Zeng

/s/ Liqing Zeng